Filed pursuant to Rule 424(b)(3)

File No. 333-289964

Prospectus Supplement No. 4 Dated February 27, 2026

(To Prospectus Dated November 2, 2025)

134,194 Shares of Common Stock issuable upon exercise of the Representative’s Warrants

This Prospectus Supplement No. 4 (the “Prospectus Supplement”) updates and supplements the prospectus of Elauwit Connection, Inc. (the “Company,” “we,” “us,” or “our”) dated November 2, 2025, as updated and supplemented by Prospectus Supplement No. 1 dated November 12, 2025, Prospectus Supplement No. 2 dated November 24, 2025 and Prospectus Supplement No. 3 dated December 19, 2025 (the “Prospectus”), with the following attached document which we filed with the Securities and Exchange Commission (the “SEC”):

A.	Our Current Report on Form 8-K filed on February 27, 2026.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is required to be delivered with this Prospectus Supplement. This Prospectus Supplement updates, amends and supplements the information included in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

The purchase of the securities offered through the Prospectus involves a high degree of risk. Before making any investment in our securities, you should carefully consider the risk factors section beginning on page 7 of the Prospectus.

You should rely only on the information contained in the Prospectus, as supplemented or amended by this Prospectus Supplement and any other prospectus supplement or amendment thereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is February 27, 2026.

Index to Filings

Annex
The Company’s Current Report on Form 8-K filed on February 27, 2026	A

Annex A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 25, 2026

Elauwit Connection, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-42935	99-3101171
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1700 Alta Vista Drive, Suite 130 Columbia, South Carolina	29223
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (704) 558-3099

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ELWT	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).                 Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 4.02	Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On February 25, 2026, the Audit Committee (the “Audit Committee”) of the Board of Directors of Elauwit Connection, Inc. (the “Company”), after discussion with management, determined that the Company’s previously issued interim financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed on December 10, 2025 (the “Previous Filing”), should no longer be relied upon and should be restated because of accounting errors in revenue recognition for certain network design and installation contracts. Similarly, any previously furnished or filed reports, related earnings releases, investor presentations or similar communications of the Company describing the Company’s financial results or other financial information contained in the Previous Filing should no longer be relied upon.

The accounting errors were identified during the course of management’s review of the Company’s financial statements in conjunction with the year-end audit. The errors were due in part to the inadequate design and implementation of internal controls and procedures to evaluate and monitor the accounting for the percentage-of-completion cost-to-cost input method for revenue recognition for certain network design and installation contracts. As a result, revenue, gross profit, operating income (loss) and net loss were overstated for the quarter ended September 30, 2025 by an estimated $471 thousand and for the nine months ended September 30, 2025 by an estimated $1.4 million. As of September 30, 2025, the Company estimates that its total assets were overstated by $1.4 million. These matters did not involve any intentional misconduct with respect to the Company, its management or employees. These estimates reflect preliminary information based on facts available to the Company’s management as of the date of this report and are subject to potential further changes upon completion of the Company’s financial review and restatement procedures.

As a result of the accounting errors identified, in an amendment to the Previous Filing, the Company will (i) restate its unaudited condensed consolidated financial statements and the notes thereto included in the Previous Filing, and (ii) amend, among other disclosures, its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the applicable period. The Company intends to file an amendment to the Previous Filing as soon as reasonably practicable.

The Audit Committee and the Company’s management have discussed the matters disclosed in this Item 4.02 with the Company’s independent registered public accounting firm, Withum Smith+Brown, PC.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are all statements other than those of historical fact. Certain of these forward-looking statements can be identified by the use of words such as “anticipate,” “estimate,” “intend,” “potential,” “should,” “will,” or other similar expressions. Such statements may include, but are not limited to, statements regarding the Company’s identification of accounting errors, its intent to restate certain historical financial statements and the timing and impact of the restatement. These statements are based on the Company’s current expectations as of the date of this Current Report on Form 8-K and involve a number of risks and uncertainties that may cause actual results to differ significantly. The Company does not undertake any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise, except as required by law. Accordingly, readers are cautioned not to put undue reliance on forward-looking statements.

Item 7.01	Regulation FD Disclosure.

On February 27, 2026, the Company issued a press release regarding its intention to restate the financial statements in the Previous Filing. A copy of the Company's press release is furnished herewith as Exhibit 99.1.

The information furnished pursuant to this Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under such section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
99.1	Press Release, dated February 27, 2026
104	Cover Page Interactive Data File (embedded within the inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELAUWIT CONNECTION, INC.

Date: February 27, 2026	/s/ Barry Rubens
	Name:	Barry Rubens
	Title:	Chief Executive Officer

Exhibit 99.1

Elauwit Connection Announces Restatement of Revenue for First Nine Months of 2025

Ongoing business not affected, Company continues to grow revenue generating contracted and activated units in multifamily properties across the country

Columbia, South Carolina – (Newsfile Corp. – February 27, 2026) – Elauwit Connection, Inc. (Nasdaq: ELWT) ("Elauwit" or the "Company"), a national managed services provider of turnkey broadband and property-wide WiFi networks serving multifamily, student housing, and senior living communities, today announced that it plans to amend and restate its financial statements included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed on December 10, 2025 (the “Form 10-Q”). The restatement pertains to an error in revenue recognition and does not affect the Company’s continued business activity or growth plans.

“As we prepared for our 2025 full year audit, our newly expanded internal accounting team identified an error specific to network construction project revenue recognition during the first nine months of 2025. The work to compile our financial statements was originally done by a third-party national accounting firm prior to expanding our internal team,” said Dan McDonough, Executive Chairman of Elauwit.

“While the error requires correction, it does not affect our operations or growth strategy, nor does it reverse our trend of improving both revenue and operating performance from 2024 to 2025. We remain fully focused on executing our strategy to expand our business. To that end, we continue to steadily win new customer engagements and onboard new properties that will drive our long-term recurring revenue business model,” said McDonough.

The restatement originates from work done by a third-party national accounting firm hired by the Company to assist in its accounting work prior to and immediately following its initial public offering; it did not involve any intentional misconduct with respect to the Company, its management or employees.

Specifically, the error pertains to incorrect entries under the percentage-of-completion input method for revenue recognition for certain network design and installation contracts. As a result, revenue, gross profit, operating income (loss) and net loss were overstated by an estimated $1.4 million through the nine months ended September 30, 2025. The error did not occur in periods prior to 2025.

On February 25, 2026, the Audit Committee of the Board of Directors, after discussion with management, determined that the Company would restate its unaudited condensed consolidated financial statements included in the Form 10-Q, and amend its related disclosures making reference to those results. As a result, the Company’s Form 10-Q, and other documents referencing those results should no longer be relied upon. The Company intends to file an amendment to the Form 10-Q as soon as reasonably practicable.

The estimate provided in this release reflects preliminary information based on facts available to the Company’s management as of the date of this release and is subject to potential further changes upon completion of the Company’s financial review and restatement procedures.

About Elauwit Connection (Nasdaq: ELWT)

Elauwit Connection is a publicly traded ISP dedicated to communities, including multifamily properties, student housing, and senior living. Elauwit designs, builds, and operates managed networks, backed by a service model that treats property teams and residents like a relationship, not an account number.

With dependable connections, exceptional resident support, and no-upfront-cost options, Elauwit helps owners deliver premium connectivity as a competitive advantage, supporting new revenue, resident retention and increased asset value.

Visit: www.elauwit.com

Contacts:

For Investors:

Darrow Associates
Matt Kreps, Managing Director
+1-214-597-8200

mkreps@darrowir.com

Forward-Looking Statements

This press release contains forward-looking statements, including with respect to the Company's future financial results, the Company's growth strategies and pipeline, the Company's growth strategy, intention to amend and restate the financial statements in the Form 10-Q, the expected timing of filing the amendment to the Form 10-Q, and its performance as a public company. The words “continue,” “estimate,” "expect," “focus,” "future," “intend,” “plan,” "potential," “strategy,” "will," “would,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including market and other conditions and the Company's ability to improve its financial performance and achieve its growth objectives, and other factors set forth in the Company's filings with the SEC, including the Company's final prospectus dated November 2, 2025 and filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on November 4, 2025, and subsequent quarterly reports on Form 10-Q. Actual results might differ materially from those explicit or implicit in the forward-looking statements. The Company undertakes no obligation to update any such forward-looking statements after the date hereof to conform to actual results or changes in expectations, except as required by law.